Exhibit 3.2

Exhibit 3.2 – Bylaws Amendments – Effective December 13, 2017.

1.	Article III, Section 2 of the Bylaws is hereby deleted and replaced with the following:

“Article III, Section 2.  NUMBER, CLASSIFICATION AND TENURE. The number of directors of the Corporation shall be eight (8), but, effective immediately prior to the election of directors at the 2018 Annual Meeting of Shareholders, shall be reduced to seven (7).  The Board of Directors are divided into three classes, Class 1, Class 2, and Class 3, who have staggered three year terms.  Class 1 shall consist of two (2) directors, Class 2 shall consist of three (3) directors and Class 3 and shall consist of three (3) directors, but, effective immediately prior to election of directors at said 2018 Annual Meeting of Shareholders, Class 2 shall be reduced to two (2) directors.  The term of office of each class of directors shall expire at the third succeeding annual meeting of shareholders following their election.”

2.	The first sentence of Article III, Section 8 of the Bylaws is hereby deleted and replaced with the following:

“Any vacancy occurring in the Board of Directors whether occurring by reason of the death, disability or resignation of any director or, as specified by Maryland Code, Corporations and Associations, § 2-407(b)(ii), of the by virtue of an increase in the number of directors, may be filled by a majority of the remaining members of the Board of Directors although such majority is less than a quorum, as provided in the Charter.”